Exhibit n

THE MANAGERS FUNDS

Multiple Class Expense Allocation Plan

Pursuant to Rule 18f-3

I.	INTRODUCTION

This Multiple Class Expense Allocation Plan (the “Plan”) has been adopted pursuant to Rule 18f-3(d) of the Investment Company Act of 1940, as amended (the “1940 Act”). This Plan is intended to conform to Rule 18f-3 of the 1940 Act and any provisions of the Plan that are inconsistent with the Rule should be construed accordingly.

The Plan relates to shares of the series of The Managers Funds (the “Trust”), a Massachusetts business trust, listed on Schedule A hereto, as amended from time to time (each such series, a “Fund” and such series collectively, the “Funds”). Shares representing interests in each Fund are issued in two or more separate classes (each, a “Class” and collectively, the “Classes”), each of which represents a pro rata interest in the same portfolio of investments of the Fund and differs from other Classes of the Fund only to the extent outlined below.

II.	DISTRIBUTION AND SERVICING ARRANGEMENTS

Each Class of shares is offered for purchase by investors with the fee structure described below. Pursuant to Rule 12b-1 under the 1940 Act, the Trust may adopt a different Plan of Distribution (each, a “12b-1 Plan”) for different Classes of shares of a Fund. Therefore, the shares of different Classes may be subject to different distribution and/or shareholder servicing fees (“12b-1 fees”) in accordance with the terms of their respective 12b-1 Plans.

1.	R Shares. R Shares of a Fund are offered without imposition of a front-end sales load (“FESL”) or contingent deferred sales load (“CDSL”). R Shares are subject to the Trust’s 12b-1 Plan for R Shares providing for the payment of distribution and/or shareholder servicing fees and expenses. R Shares of a Fund are offered for sale only to investors meeting the eligibility requirements disclosed in the current prospectus for such R Shares.

2.	Institutional Class Shares. Institutional Class shares are offered without imposition of an FESL or CDSL and are not subject to any 12b-1 Plan providing for the payment of distribution and/or shareholder servicing fees and expenses. Institutional Class shares of a Fund are offered for sale only to investors meeting the eligibility requirements disclosed in the current prospectus for such Institutional Class shares.

3.	Managers Class Shares. Managers Class shares are offered without imposition of an FESL or CDSL and are not subject to any 12b-1 plan providing for the payment of distribution and/or shareholder servicing fees and expenses. Managers Class shares of a Fund are offered for sale only to investors meeting the eligibility requirements disclosed in the current prospectus for that Class.

4.	Additional Classes of Shares. The Board of Trustees has the authority to create additional Classes, or change existing Classes, from time to time, in accordance with Rule 18f-3 of the 1940 Act.

III.	EXPENSE ALLOCATIONS

1.	Class Expenses. Expenses relating to different arrangements for distribution and shareholder servicing of shares of a Class under the 12b-1 Plan applicable to the Class shall be allocated to and paid by that Class. In addition, amounts paid or payable by a Fund for shareholder services provided by intermediaries with respect to the shareholders of a particular Class of the Fund (other than pursuant to a 12b-1 Plan) shall be allocated to and paid by that Class. A Class may pay a different share of other expenses, not including advisory or custodial fees or other expenses related to the management of the Fund’s assets, if (i) such expenses are actually incurred in a different amount by that Class, or if the Class receives services of a different kind or to a different degree than other Classes and (ii) the Trust’s Board of Trustees (the “Board”) has approved such allocation.

2.	Other Allocations. All expenses of a Fund not allocated to a particular Class pursuant to Sections III.1. of this Plan shall be allocated among the Fund’s Classes pro rata on the basis of their relative net assets. Notwithstanding the foregoing, the underwriter, investment advisor, sub-advisor or other provider of services to a Fund may waive or reimburse the expenses of a specific Class or Classes of the Fund to the extent permitted under Rule 18f-3 under the Act; provided, however, that the Board shall monitor the use of waivers or expense reimbursements intended to differ by Class.

IV.	EXCHANGE PRIVILEGES AND CONVERSION FEATURES

1.	Exchange Privileges. Shareholders of a Fund may, to the extent provided from time to time in the Trust’s registration statement under the Securities Act of 1933, as amended, (the “1933 Act”), exchange shares of a particular Class of a Fund for (i) shares of the same class in another Fund or (ii) shares of a different Class of the same or different Fund, each at the relative net asset values of the respective shares to be exchanged and with no FESL or CDSL, provided further, that the shares to be acquired in the exchange are, as may be necessary, registered under the 1933 Act, qualified for sale in the shareholder’s state of residence and subject to other applicable requirements such as investment minimums and minimum account balances.

2.	Conversion Features. To the extent provided from time to time in the Trust’s registration statement under the 1933 Act, shares of a Class of a Fund may contain a conversion feature whereby they may automatically convert into shares of a different Class after a prescribed period following the purchase of the convertible shares. Shares acquired through the reinvestment of dividends and other distributions paid with respect to convertible shares also shall be subject to such conversion feature. All conversions shall be on the basis of the relative net asset values of the two classes of shares, without the imposition of any FESL or CDSL.

V.	CONFLICTS OF INTEREST

The Board of Trustees does not believe that the implementation of the Plan will give rise to any conflicts of interest. The Board will monitor the operation of the Plan on an ongoing basis for the existence of any material conflicts among the interests of the holders of the various Classes and will take any action reasonably necessary to eliminate any such conflicts that may develop.

VI.	BOARD REVIEW

1.	Initial Review. This Plan has been approved by a majority of the Trustees of the Trust, including a majority of the Trustees who are not interested persons of any Fund. With respect to each Fund, the Trustees have found that this Plan, including the expense allocation provisions thereof, is in the best interests of each Class individually and the Fund as a whole. The Trustees have made this determination after requesting and reviewing such information as they deemed reasonably necessary to evaluate this Plan. In making its determination, the Board focused on, among other things, the relationship between or among the Classes and examined possible conflicts of interest among Classes (including those potentially involving cross-subsidization between Classes) regarding the allocation of expenses, fees, waivers and expense reimbursements. The Trustees also evaluated the level of services provided to each Class and the cost of those services in order to ensure that the services were appropriate and the allocation of expenses was reasonable.

2.	Periodic Review. The Board shall review this Plan as frequently as deemed necessary. Prior to any material amendment to this Plan with respect to a Fund, the Board, including a majority of the Trustees that are not interested persons of any Fund, shall find that the Plan, as proposed to be amended (including any proposed amendments to the method of allocating Class and/or Fund expenses), is in the best interest of each Class individually and the Fund as a whole. In considering whether to approve any proposed amendment to the Plan, the Board shall request and evaluate such information as it considers reasonably necessary to evaluate the proposed amendment to the Plan. Such information shall address, among other issues, whether the proposed amendment will result in a cross-subsidization of one Class by another Class.

SCHEDULE A

THE MANAGERS FUNDS

Multiple Class Plan Pursuant to Rule 18f-3

Fund

Managers Special Equity Fund

Managers International Equity Fund